[Letterhead of Cravath, Swaine & Moore LLP]

Via EDGAR and by courier

June 21, 2018

Ms. Kate McHale

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Altra Industrial Motion Corp.

Registration Statement on Form S-4

Filed May 8, 2018

File No. 333-224750

Preliminary Proxy Statement on Schedule 14A

Filed May 8, 2018

File No. 001-33209

Dear Ms. McHale:

Altra Industrial Motion Corp. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 filed on May 8, 2018 (File No. 333-224750) (the “Registration Statement”) and Amendment No. 1 (the “Amended Proxy Statement”) to its Preliminary Proxy Statement on Schedule 14A filed on May 8, 2018 (File No. 001-33209) (the “Proxy Statement”) that incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. This letter, together with Amendment No. 1 and the Amended Proxy Statement, provides the Company’s responses to the comments contained in your letter dated June 7, 2018 (the “Comment Letter”), relating to the Registration Statement and the Proxy Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 and the Amended Proxy Statement, as applicable, of the requested disclosure or revised disclosure. Where requested, supplemental information will be provided under separate cover. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1 and the Amended Proxy Statement, as applicable.

Four clean copies of Amendment No. 1 and the Amended Proxy Statement, and four copies that are marked to show changes from the originally filed Registration Statement and the originally filed Proxy Statement, as applicable, are enclosed for your convenience with four copies of this letter. Page references in the Company’s responses are to pages in the marked copies of Amendment No. 1 and the Amended Proxy Statement, as applicable.

* * *

Form S-4 filed May 8, 2018

General, page 1

1.	To the extent applicable, please address the comments as they relate to your Schedule 14A filed on May 8, 2018.

The Company acknowledges the Staff’s comment. The Company has made appropriate revisions to the corresponding sections in Amendment No. 1 to address the Staff’s comments on the Amended Proxy Statement.

2.	Please ensure consistency of disclosure throughout the documents filed on behalf of Stevens and Altra. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes, as applicable.

The Company acknowledges the Staff’s comment. The Company has made appropriate revisions to both the Amended Proxy Statement and the corresponding sections of Amendment No. 1 and has worked jointly with Newco to make appropriate revisions to Newco’s Registration Statement on Form S-4 and Form S-1, filed May 8, 2018 (File No. 333-224754).

Preliminary Proxy Statement on Schedule 14A filed May 8, 2018

General

1.	Please make conforming changes to your proxy, as applicable, in light of the comments we have issued on Altra’s S-4 filed May 8, 2018.

The Company acknowledges the Staff’s comment. The Company has made appropriate revisions to the corresponding sections in the Amended Proxy Statement to address the Staff’s comments on Amendment No. 1.

Questions and Answers about the Transactions and the Special Meeting

Q: What is Altra proposing?, page 9

2.	Please quantify for Altra’s shareholders, the aggregate purchase price and the amount of debt Altra will acquire as part of this transaction. We note the more detailed discussion regarding liquidity at the bottom of page 12.

In response to the Staff’s comment, the Company has revised its disclosure on page 9 of the Amended Proxy Statement to quantify the aggregate estimated value of the Transactions and the amount of indebtedness to be incurred by Altra and Newco in connection with the debt financing.

***

Please contact Thomas E. Dunn at (212) 474-1108 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Thomas E. Dunn

Thomas E. Dunn

Kate McHale

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Copies to:

Jeanne Baker

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Tracie Mariner

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Amanda Ravitz

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Glenn E. Deegan

Vice President, Legal & Human Resources, General Counsel and Secretary

Altra Industrial Motion Corp.

300 Granite Street, Suite 201

Braintree, Massachusetts 02184

Thomas W. Greenberg

Skadden, Arps, Slate, Meagher & Flom LLP, Counsel to Fortive Corporation

Four Times Square

New York, New York 10036